Mail Stop 3561

July 14, 2008

Mr. Gerald Sullivan, Chief Financial Officer
4C Controls, Inc.
1230 Avenue of the Americas – 7th Floor
New York, NY 10020

      Re: 4C Controls, Inc.
                Item 4.02 Form 8-K
                Filed July 11, 2008
                File No. 000-52074

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

1. We note from your disclosures that "certain amounts" in your financial statements for the periods ended December 31, 2007 and March 31, 2008 contained recognition and classification errors. Please amend your filing to identify the financial statements that should no longer be relied upon. Refer to Form 8-K, Item 4.02(a)(1).

2. Although we note that the errors relate to legal fees paid to a related party, please revise to disclose if the fees were not recognized in their entirety, recognized, but classified incorrectly, and to the extent such information is available, please expand your disclosures with regard to the nature of the errors, including quantified amounts, specific statements that are affected and if the changes will have a positive or negative effect on your restated financial statements. Refer to Form 8-K, Item 4.02(a)(2).

3. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

4. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3624 or Bob Benton, at (202) 551-3804.

Sincerely,

Heather Clark
Staff Accountant